Exhibit 99.1

Yandex Announces First Quarter 2014 Financial Results

MOSCOW and AMSTERDAM, Netherlands, April 24, 2014, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the first quarter ended March 31, 2014.

Q1 2014 Financial Highlights(1)(2)

•                  Revenues of RUR 10.9 billion ($305.0 million), up 36% compared with Q1 2013 (and up 39% excluding the impact of Yandex.Money)

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 24% compared with Q1 2013 (and up 28% excluding the impact of Yandex.Money)

•                  Income from operations of RUR 2.7 billion ($76.1 million), up 11% compared with Q1 2013

•                  Adjusted EBITDA of RUR 4.0 billion ($113.3 million), up 15% compared with Q1 2013

•                  Operating margin of 25.0%

•                  Adjusted EBITDA margin of 37.1%

•                  Adjusted ex-TAC EBITDA margin of 48.6%

•                  Net income of RUR 2.7 billion ($75.1 million), up 19% compared with Q1 2013

•                  Adjusted net income of RUR 2.6 billion ($71.5 million), up 6% compared with Q1 2013

•                  Net income margin of 24.6%

•                  Adjusted net income margin of 23.4%

•                  Adjusted ex-TAC net income margin of 30.7%

•                  Cash, cash equivalents and long-term deposits of RUR 51.0 billion ($1,428.0 million) as of March 31, 2014

“Yandex delivered strong quarterly revenue growth,” said Arkady Volozh, Chief Executive Officer of Yandex.  “We enjoyed growth in the number of advertisers, enhanced Yandex.Direct functionality for domestic and international clients and made several important launches on the mobile front.”

The following table provides a summary of key financial results for the three months ended March 31, 2013 and 2014:

	Three months ended March 31,
In RUR millions	2013	2014	Change
Revenues	7,999	10,885	36%
Ex-TAC revenues(2)	6,694	8,317	24%
Income from operations	2,453	2,718	11%
Adjusted EBITDA(2)	3,504	4,042	15%
Net income	2,246	2,680	19%
Adjusted net income(2)	2,410	2,552	6%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 35.6871 to $1.00, the official exchange rate quoted as of March 31, 2014 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”:  ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

Q1 2014 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 61.9% in Q1 2014 (according to LiveInternet)

•                  Search queries grew 21% from Q1 2013

•                  Number of advertisers grew to more than 280,000, up 25% from Q1 2013 and up 2% from Q4 2013

•                  Entered into cooperation agreement with MultiShip, a logistics service aggregator

•                  Repurchased 12.5 million shares as of April 22, 2014 as part of the previously announced share repurchase program

•                  Acquired KitLocate, a developer of an energy-efficient geolocation technology for mobile devices

•                  Announced advertising Partnership for Real-Time Bidding with Google

Subsequent Events

•                  Announced the launch of the Faculty of Computer Science in Higher School of Economics

Revenues

	Three months ended March 31,
In RUR millions	2013	2014	Change
Advertising revenues:
Text-based advertising
Yandex websites	5,850	7,394	26%
Ad network	1,304	2,663	104%
Total text-based advertising	7,154	10,057	41%
Display advertising
Yandex websites	620	647	4%
Ad network	3	76	n/m
Total display advertising	623	723	16%
Total advertising revenues	7,777	10,780	39%
Online payment commissions	187	0	-100%
Other	35	105	200%
Total revenues	7,999	10,885	36%

Total revenues increased 36% compared with Q1 2013, and on a like-for-like basis (excluding revenues received from Yandex.Money operations in Q1 2013), total revenues increased 39% compared with Q1 2013.

Text-based advertising revenues, accounting for 92% of total revenues in Q1 2014, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 68% of total revenues during Q1 2014, and increased 26% compared with Q1 2013.

Text-based advertising revenues from our ad network increased 104% compared with Q1 2013 and contributed 24% of total revenues during Q1 2014. Our agreement with Mail.ru to power paid search results is the principal driver of our increase in partner network revenues as well as the increase in the growth rate of the ad network.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 49% in Q1 2014 compared with Q1 2013. Our average cost per click in Q1 2014 decreased 5% compared with Q1 2013.

Display advertising revenue, accounting for 7% of total revenues in Q1 2014, increased 16% compared with Q1 2013.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q1 2014, Yandex added 234 full-time employees, an increase of 5% from December 31, 2013, and up 39% from March 31, 2013. The total number of full-time employees was 5,136 as of March 31, 2014.  The employee numbers and growth rates are provided on a like-for-like basis, excluding Yandex.Money employees for the previous periods.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months ended March 31,
In RUR millions	2013	2014	Change
TAC:
Related to the Yandex ad network	820	1,789	118%
Related to distribution partners	485	779	61%
Total TAC	1,305	2,568	97%
Total TAC as a % of total revenues	16.3%	23.6%	0%
Other cost of revenues	671	764	14%
Other cost of revenues as a % of revenues	8.4%	7.0%	0%
Total cost of revenues	1,976	3,332	69%
Total cost of revenues as a % of revenues	24.7%	30.6%	0%

TAC increased from 16.3% of total revenues in Q1 2013 to 23.6% in Q1 2014, representing the increase in our Yandex ad network revenues as a share of total revenues for the period. The principal driver of the TAC increase was our agreement to power paid search on Mail.ru. Partner TAC includes both, traffic acquisition costs related to text-based ad network as well as display ad network.

Other cost of revenues in Q1 2014 increased 14% compared with Q1 2013, reflecting further growth in personnel and data center-related costs, partly offset by the absence of the cost of online payment commissions related to Yandex.Money.

Product development

	Three months ended March 31,
In RUR millions	2013	2014	Change
Product development	1,328	2,004	51%
As a % of revenues	16.6%	18.4%

Growth in product development expenses in Q1 2014 primarily reflects increases in the number of developers in Q4 2013. On a like-for like basis, excluding Yandex.Money employees for the respective periods, development headcount increased 44% from 2,096 as of March 31, 2013, to 3,021 as of March 31, 2014, with 97 employees added since December 31, 2013 .

Selling, general and administrative (SG&A)

	Three months ended March 31,
In RUR millions	2013	2014	Change
Sales, general and administrative	1,363	1,762	29%
As a % of revenues	17.0%	16.2%

SG&A costs grew broadly in line with revenues compared to Q1 2013.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months ended March 31,
In RUR millions	2013	2014	Change
SBC expense included in cost of revenues	11	19	73%
SBC expense included in product development	82	170	107%
SBC expense included in SG&A	58	66	14%
Total SBC expense	151	255	69%
As a % of revenues	1.9%	2.3%

Total SBC expense increased 69% in Q1 2014 compared with Q1 2013. The increase is principally related to new equity-based grants made in 2013 and 2014.

Depreciation and amortization (D&A) expense

	Three months ended March 31,
In RUR millions	2013	2014	Change
Depreciation and amortization	879	1,069	22%
As a % of revenues	11.0%	9.8%

D&A expense increased 22% in Q1 2014 compared with Q1 2013, primarily reflecting investments in servers and data centers made in 2013.

As a result of the factors described above, income from operations was RUR 2.7 billion ($76.1 million) in Q1 2014, an 11% increase from Q1 2013, while adjusted EBITDA reached RUR 4.0 billion ($113.3 million) in Q1 2014, up 15% from Q1 2013.

Interest income, net in Q1 2014 was RUR 172 million, down from RUR 368 million in Q1 2013, mainly due to interest expenses related to our convertible notes issued in December 2013 and January 2014.

Foreign exchange gain in Q1 2014 was RUR 647 million, compared with a foreign exchange gain of RUR 7 million in Q1 2013. This gain is due to the appreciation of the U.S. dollar during Q1 2014 from RUR 32.7292 to $1.00 on December 31, 2013, to RUR 35.6871 to $1.00 on March 31, 2014. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities, that are denominated in other currencies, are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities were not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2014.

Income tax expense for Q1 2014 was RUR 878 million, up from RUR 601 million in Q1 2013. Our effective tax rate of 24.7% in Q1 2014 was significantly higher than in previous quarters principally because in Q1 2014 we accrued for the 5% dividend withholding tax on a part of the current year profit of our principal Russian operating subsidiary, that we considered not permanently reinvested in Russia.

Adjusted net income in Q1 2014 was RUR 2.6 billion ($71.5 million), a 6% increase from Q1 2013.

Adjusted net income margin was 23.4% in Q1 2014, compared with 30.1% in Q1 2013.

Net income was RUR 2.7 billion ($75.1 million) in Q1 2014, up 19% compared with Q1 2013.

As of March 31, 2014, Yandex had cash, cash equivalents and long-term deposits of RUR 51.0 billion ($1,428.0 million).

Net operating cash flow and capital expenditures for Q1 2014 were RUR 2.6 billion ($72.9 million) and RUR 2.1 billion ($57.9 million), respectively.

The total number of shares issued and outstanding as of March 31, 2014 was 321,175,805, including 250,305,393 Class A shares, 70,870,411 Class B shares, and one Priority share and excluding 8,745,949 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 5.7 million shares, at a weighted average exercise price of $5.18 per share, of which options to purchase 5.1 million shares were fully vested; equity-settled share appreciation rights equal to 1.6 million shares, at a weighted average measurement price of $26.82, 0.2 million of which were fully vested; and restricted share units covering  3.1 million shares, of which restricted share units to acquire 0.5 million shares were fully vested.

Outlook for 2014

On a like-for-like basis, excluding the revenue associated with Yandex.Money from 2013 results, Yandex expects to achieve full year ruble-based revenue growth of 25% to 30% in 2014(1).

(1)  In 2013, Yandex recognized total revenue of RUR 39,502 million, including RUR 394 million in payment commissions related to Yandex.Money and RUR 39,108 million in advertising and other revenues. Starting July 4, 2013, when the sale of a 75% interest in Yandex.Money was completed, Yandex stopped recognizing revenue related to Yandex.Money in its consolidated revenues.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 24, 2014 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 646 843 4608

UK: +44 (0) 20 3003 2666

Russia: 8 10 800 24902044

Passcode: Yandex

A replay of the call will be available through May 1, 2014. To access the replay, please dial:

US: +1 866 583 1039,

Russia/International: +44 (0) 20 8196 1998

Passcode: 3695922#

A live and archived webcast of this conference call will be available at
http://www.media-server.com/m/p/2yqm7rfw

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.
More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2014. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 24, 2014, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that was payable through November 2013 to employees in connection with our acquisition of the mobile software business of SPB Software (described below) and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software (described below), (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains) and (4) amortization of debt discount related to our convertible debt adjusted for the reduction in income taxes attributable to the amortization of debt discount; less gain from the sale and deconsolidation of equity investments

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we were required under US GAAP to accrue as expense the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation was $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, $7.1 million of which was paid in November 2012, $4.1 million of which was paid in February 2013, and $2.9 million of which was paid in November 2013. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31, 2013*	March 31, 2014	March 31, 2014
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	33,394	25,751	721.6
Marketable securities	87	—	—
Accounts receivable, net	2,785	2,733	76.6
Prepaid expenses	689	683	19.2
Assets held for sale	—	244	6.8
Deferred tax assets	596	486	13.6
Other current assets	1,332	2,093	58.6
Total current assets	38,883	31,990	896.4

Property and equipment, net	9,729	10,599	297.0
Intangible assets, net	633	713	20.0
Goodwill	2,946	3,015	84.5
Long-term prepaid expenses	1,042	1,303	36.5
Restricted cash	104	246	6.9
Term deposits	15,180	25,210	706.4
Investments in non-marketable equity securities	1,250	1,304	36.5
Investments in debt securities	2	2	0.1
Deferred tax assets	3	3	0.1
Other non-current assets	1,539	1,153	32.3
TOTAL ASSETS	71,311	75,538	2,116.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,710	3,858	108.1
Taxes payable	1,688	1,214	34.0
Deferred revenue	1,501	1,322	37.0
Deferred tax liabilities	16	13	0.4
Total current liabilities	6,915	6,407	179.5
Convertible debt	16,429	20,783	582.4
Deferred tax liabilities	1,245	1,356	38.0
Other accrued liabilities	125	188	5.3
Total liabilities	24,714	28,734	805.2

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 102,115,140 and 102,115,140, and Class C: 102,115,140 and 102,115,140); shares issued (Class A: 256,998,306 and 259,051,342, Class B: 72,923,447 and 70,870,411, and Class C: 23,110,819 and 25,163,855, respectively); shares outstanding (Class A: 250,732,061 and 250,305,393, Class B: 72,923,447 and 70,870,411, and Class C: nil)	242	233	6.5
Treasury shares at cost (Class A: 6,266,245 and 11,461,006)	(6,886)	(10,280)	(288.1)
Additional paid-in capital	15,701	16,096	451.0
Accumulated other comprehensive income	2,042	2,577	72.3
Retained earnings	35,498	38,178	1,069.8
Total shareholders’ equity	46,597	46,804	1,311.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,311	75,538	2,116.7

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2013	2014	2014
	RUR	RUR	$

Revenues	7,999	10,885	305.0
Operating costs and expenses:
Cost of revenues(1)	1,976	3,332	93.4
Product development(1)	1,328	2,004	56.2
Sales, general and administrative(1)	1,363	1,762	49.3
Depreciation and amortization	879	1,069	30.0
Total operating costs and expenses	5,546	8,167	228.9
Income from operations	2,453	2,718	76.1
Interest income, net	368	172	4.8
Other income, net	26	668	18.8
Net income before income taxes	2,847	3,558	99.7
Provision for income taxes	601	878	24.6
Net income	2,246	2,680	75.1
Net income per Class A and Class B share:
Basic	6.84	8.31	0.23
Diluted	6.67	8.14	0.23
Weighted average number of Class A and Class B shares outstanding
Basic	328,376,050	322,482,474	322,482,474
Diluted	336,739,465	329,303,552	329,303,552

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	11	19	0.5
Product development	82	170	4.8
Sales, general and administrative	58	66	1.8

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2013	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,246	2,680	75.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	856	1,033	29.0
Amortization of acquisition-related intangible assets	23	36	1.0
Amortization of debt discount and issuance costs	—	183	5.1
Share-based compensation expense	151	255	7.1
Deferred income taxes	(53)	23	0.6
Foreign exchange gains	(7)	(647)	(18.1)
Other	(25)	(26)	(0.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(82)	63	1.8
Prepaid expenses and other assets	—	(505)	(14.2)
Accounts payable and accrued liabilities	(325)	(314)	(8.8)
Deferred revenue	(122)	(180)	(5.0)
Assets held for sale	(59)	—	—
Liabilities related to assets held for sale	27	—	—
Net cash provided by operating activities	2,630	2,601	72.9
CASH FLOWS USED IN INVESTING ACTIVITIES:	—	—	—
Purchase of property and equipment	(859)	(2,065)	(57.9)
Acquisitions of businesses, net of cash acquired	—	(146)	(4.1)
Proceeds from sale of equity securities	—	120	3.4
Investments in term deposits	(5,220)	(10,209)	(286.1)
Maturities of term deposits	3,600	—	—
Loans granted	—	(31)	(0.9)
Escrow cash deposit	130	(137)	(3.8)
Net cash used in investing activities	(2,349)	(12,468)	(349.4)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	132	48	1.4
Repurchase of share options	(243)	—	—
Proceeds from issuance of convertible debt	—	2,981	83.5
Payment of debt discount and issuance costs	—	(42)	(1.2)
Repurchases of ordinary shares	—	(3,758)	(105.3)
Net cash used in financing activities	(111)	(771)	(21.6)
Effect of exchange rate changes on cash and cash equivalents	162	2,995	83.9
Net change in cash and cash equivalents	332	(7,643)	(214.2)
Cash and cash equivalents at beginning of period	7,425	33,394	935.8
Cash and cash equivalents at end of period	7,757	25,751	721.6

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months
In RUR millions	ended March 31,
	2013	2014	Change
Total revenues	7,999	10,885	36%
Less: traffic acquisition costs (TAC)	1,305	2,568	97%
Ex-TAC revenues	6,694	8,317	24%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months
In RUR millions	ended March 31,
	2013	2014	Change
Net income	2,246	2,680	19%
Add: depreciation and amortization	879	1,069	22%
Add: share-based compensation expense	151	255	69%
Add: compensation expense related to contingent consideration	21	—	n/m
Less: interest income, net	(368)	(172)	-53%
Less: other income, net	(26)	(668)	n/m
Add: provision for income taxes	601	878	46%
Adjusted EBITDA	3,504	4,042	15%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months
In RUR millions	ended March 31,
	2013	2014	Change
Net income	2,246	2,680	19%
Add: SBC expense	151	255	69%
Less: reduction in income tax attributable to SBC expense	(2)	(5)	n/m
Add: compensation expense related to contingent consideration	21	—	n/m
Less: foreign exchange gain	(7)	(647)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gain)/loss	1	129	n/m
Less: gain from sale of equity investments and deconsolidation	—	—	n/m
Add: amortization of debt discount	—	183	n/m
Less: reduction in income tax attributable to amortization of debt discount	—	(43)	n/m
Adjusted net income	2,410	2,552	6%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31,	2,680	24.6%	1,362	4,042	37.1%	48.6%

(1)              Net income margin is defined as net income divided by total revenues.

(2)              Adjusted to eliminate depreciation and amortization expense, SBC expense, interest income, net, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)              Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)              Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31,	2,680	24.6%	(128)	2,552	23.4%	30.7%

(1)              Net income margin is defined as net income divided by total revenues.

(2)              Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), foreign exchange gain (as adjusted for the reduction in income tax attributable to the gain) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)              Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)              Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.